Exhibit (6)(v)(vii)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your CREF Annuity Certificate

This endorsement is part of your certificate with CREF and should be attached to it.

The following language clarifies language in the certificate to which this endorsement is attached.

If anything in the certificate or any other endorsement conflicts with the provisions of this endorsement, the terms of this endorsement shall control. All references in this endorsement to “certificate” mean the certificate to which this endorsement is attached. The certificate and any endorsement or rider to the certificate shall in all events be interpreted and administered in accordance with section 72(s) of the Internal Revenue Code of 1986, as amended (the “Code”).

1.	Death of Any Owner Before Annuity Starting Date. If any owner of this certificate dies while the certificate is in force and before the annuity starting date, the following provisions shall apply:

(a) Except as provided in (b) and (c) below, the entire interest in the certificate will be distributed in a lump-sum no later than the earlier of (i) the date required by the certificate, and (ii) the fifth anniversary of the owner’s death.

(b) If the terms of the certificate so permit, a designated beneficiary may elect to have his or her interest in the certificate distributed over his or her life, or over a period not extending beyond his or her life expectancy, provided that such distributions begin no later than one year after the owner’s death.

(c) If the sole designated beneficiary under the certificate is the deceased owner’s surviving spouse and if the terms of the certificate so permit, the certificate will continue and no death benefit will be paid, unless such surviving spouse elects within 60 days of the date we receive due proof of death to receive the entire interest in the certificate under either (a) or (b) of this paragraph. If the certificate is continued, the deceased owner’s spouse will become the new owner of the certificate and, if the deceased owner was also the annuitant, the deceased owner’s spouse will also be the annuitant. A surviving spouse can continue the certificate only once and the certificate cannot be continued again on or after the surviving spouse’s death.

(d) If the deceased owner was also an annuitant, the death benefit will be paid pursuant to the distribution provisions of this paragraph (1) without regard to any certificate provision regarding the payment of the death benefit when an annuitant dies before the annuity starting date.

CREF-72S-E2	Page E1

2.	Death of Any Owner on or After Annuity Starting Date. If any owner, annuitant, or payee dies on or after the annuity starting date and before the entire interest in the certificate has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distributions being used as of the date of such individual’s death.

3.	Non-Natural Owner. If any owner of this certificate is not an individual, the death or change of any annuitant (if such a change is permitted under the certificate) shall be treated as the death of an owner and subject to the requirements of paragraph 1 or 2 above, as applicable.

4.	Definitions. For purposes of this endorsement, the term “annuity starting date” means an “annuity starting date” as defined by Code section 72(c)(4) and the regulations thereunder and the term “designated beneficiary” means a “designated beneficiary” as defined by Code section 72(s)(4).

5.	Effect of Endorsement. This endorsement limits the otherwise applicable terms of the certificate to the extent necessary to comply with section 72(s) of the Code. Payments and distributions under the certificate shall be made in a time and manner necessary to maintain the status of the certificate as an annuity under the applicable provisions of the Code. We reserve the right to amend the certificate to reflect any clarifications that may be needed or are appropriate to maintain such a status or to conform the certificate to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment, and when required by law, we will obtain the approval of the appropriate regulatory authority. Nothing in this endorsement creates additional distribution options or other rights not otherwise expressly set forth in the certificate to which it is attached.

The endorsement is effective as of the Date of Issue of this certificate.

President and
Chief Executive Officer

CREF-72S-E2	Page E2